UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Lance Laifer

c/o Snap Interactive, Inc.,

320 W. 37th Street, 13th Floor

New York, NY 10018

212-594-5050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83303W109

1.	Names of Reporting Persons. Lance Laifer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,082,382
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,082,382
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,082,382
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 52,017,826 shares of common stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued in connection with the consummation of the merger of a wholly-owned subsidiary of the Issuer into A.V.M. Software, Inc. on October 7, 2016, as described in a Current Report on Form 8-K filed by the Issuer on October 11, 2016.

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SCHEDULE 13D

CUSIP No. 83303W109

1.	Names of Reporting Persons. Laifer Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,082,382
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,082,382
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,082,382
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%*
14.	Type of Reporting Person (See Instructions) CO, IA

*	Percentage calculated based on 52,017,826 shares of common stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued in connection with the consummation of the merger of a wholly-owned subsidiary of the Issuer into A.V.M. Software, Inc. on October 7, 2016, as described in a Current Report on Form 8-K filed by the Issuer on October 11, 2016.

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SCHEDULE 13D

CUSIP No. 83303W109

1.	Names of Reporting Persons. Hilltop Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,575,382
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,575,382
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,575,382
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 52,017,826 shares of common stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued in connection with the consummation of the merger of a wholly-owned subsidiary of the Issuer into A.V.M. Software, Inc. on October 7, 2016, as described in a Current Report on Form 8-K filed by the Issuer on October 11, 2016.

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Item 1.	Security and Issuer

This filing relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Snap Interactive, Inc. (the “Issuer”), with principal executive offices at 320 W. 37th Street, 13th Floor, New York, N.Y. 10018.

Item 2.	Identity and Background

a) Name:

Lance Laifer

Laifer Capital Management, Inc. (“LCM”)

Hilltop Partners, L.P. (“Hilltop Partners”)

Each of the foregoing referred to herein individually as a “Reporting Person”, and collectively as the “Reporting Persons”.

(b) Business Address:

1 Stirrup Drive

Old Brookville, N.Y. 11545

(c) Principal Business and State of Incorporation:

Mr. Laifer became a director of the Issuer on October 7, 2016 upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, SAVM Acquisition Corporation (a wholly-owned subsidiary of the Issuer), A.V.M. Software, Inc. (“AVM”), and Jason Katz as the representative of the stockholders of AVM (the “Merger Agreement”, and the merger of SAVM Acquisition Corporation and AVM effected thereby, the “Merger”). Mr. Laifer previously served as a member of the Board of Directors of AVM since 1999. Mr. Laifer has also served as the Chief Executive Officer of LCM, a hedge fund incorporated in the State of Delaware, since 1992. Hilltop Partners is a limited partnership formed in the State of Delaware.

(d) Conviction in a Criminal Proceeding:

The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Conviction in a Civil Proceeding:

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing on October 7, 2016 in connection with the consummation of the Merger. In connection with the Merger: (i) Hilltop Partners, of which entity LCM serves as General Partner and Investment Adviser, received 13,575,382 shares of Common Stock; and (ii) Hilltop Offshore Ltd. (“Hilltop Offshore”), a Cayman Islands company of which LCM serves as Investment Adviser, received 507,000 shares of Common Stock, in each case based on each such entity’s ownership of common stock of AVM at the time of the Merger. The Reporting Persons originally funded the acquisition of AVM’s common stock with funds available for investment.

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Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number and percentage of class beneficially owned:

The Reporting Person incorporates herein by reference its responses to (11) and (13) on the cover pages of this Schedule 13D.

LCM is the beneficial owner of 14,082,382 shares (6.0%) of Common Stock. The shares of Common Stock beneficially owned by LCM include: (i) 13,575,382 shares of Common Stock beneficially owned by LCM in its capacity as General Partner of and Investment Advisor to Hilltop Partners; and (ii) 507,000 shares of Common Stock beneficially owned by LCM in its capacity as Investment Advisor to Hilltop Offshore.

Lance Laifer, as President, sole director and principal stockholder of LCM, is the beneficial owner of the 14,082,382 shares of Common Stock beneficially owned by LCM as described above.

The percentage ownership of the Reporting Persons is calculated based on 52,017,826 shares of Common Stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued upon the consummation of the Merger.

(b) Number of shares as to which the Reporting Persons have voting and dispositive power:

Hilltop Partners has the sole power: (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 13,575,382 shares of Common Stock beneficially owned by it. Hilltop Partners’ power to vote and dispose of its shares rests with LCM, in its capacity as the General Partner of Hilltop Partners.

LCM has the sole power: (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 13,575,382 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop Partners. LCM has the sole power: (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 507,000 shares of Common Stock owned by Hilltop Offshore, in its capacity as Investment Adviser to Hilltop Offshore.

(c) Transactions during the past 60 days.

Other than pursuant to the transactions described in Item 3, Item 4 and Item 6, which are incorporated herein by reference, the Reporting Persons have not acquired or disposed of any shares of Common Stock during the past 60 days.

(d) Right to dividends or proceeds of sale.

To the best of the knowledge of the Reporting Persons as of the date hereof, no Reporting Person has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

Escrow Agreement.

On October 7, 2016, the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. entered into an Escrow Agreement (the “Escrow Agreement”), which provides that an aggregate of 18,000,000 shares of Common Stock to be issued to the former stockholders of AVM shall be held in an escrow account until sixty (60) days after the date on which the Issuer files with the Securities and Exchange Commission its consolidated audited financial statements for the fiscal year ended December 31, 2016 for the satisfaction of any claims for indemnification brought by the Issuer for any damages suffered by the Issuer due to (i) any inaccuracy or breach of any representation or warranty made by AVM and (ii) the non-fulfillment or breach of any covenant or agreement by AVM, as well as certain other potential losses described more fully in the Merger Agreement.

An aggregate of 1,385,139 shares of Common Stock to be issued to the Reporting Persons pursuant to the Merger Agreement are subject to the Escrow Agreement. While the shares subject to the Escrow Agreement are held in escrow, the right to vote such shares shall be exercised solely by Jason Katz, in his capacity as the representative of the former stockholders of AVM.

Lock-Up Agreement

As required by the Merger Agreement, those persons who will serve as executive officers and/or directors of the Issuer following the consummation of the Merger, including Mr. Laifer, entered into Lock-Up Agreements (the “Lock-Up Agreements”) pursuant to which they agreed that they shall not, without the prior approval of the Issuer, during the period commencing on the effective date of the Merger and ending one hundred and eighty (180) days thereafter (the “Lock-Up Period”), (1) offer, pledge, sell, contract to sell, grant, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or publicly announce an intention to offer, pledge, sell, contract to sell, grant, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of), directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, in each case, regardless of when such shares of Common Stock were issued to the undersigned (such shares being referred to herein as the “Locked-Up Shares”), or (2) enter into (or publicly announce an intention to enter into) any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Locked-Up Shares or such other securities, in cash or otherwise.

Incorporation by Reference

The descriptions of the Merger Agreement, the Escrow Agreement and the Lock-Up Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits
The following agreements are included as exhibits to this filing:

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.

Exhibit 99.3	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016, and incorporated herein by reference.

Exhibit 99.4	Form of Lock-Up Agreement (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: October 17, 2016	HILLTOP PARTNERS, L.P.

	By:	Laifer Capital Management, Inc.,
as General Partner

	By:	/s/ Lance Laifer
	Name:	Lance Laifer
	Title:	President

LAIFER CAPITAL MANAGEMENT, INC.

	By:	/s/ Lance Laifer
	Name:	Lance Laifer
	Title:	President

/s/ Lance Laifer
	Name:	Lance Laifer

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EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.

Exhibit 99.3	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016, and incorporated herein by reference.

Exhibit 99.4	Form of Lock-Up Agreement (filed herewith).

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